

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2020

Robert Dechant
Chief Executive Officer
IBEX LIMITED
1700 Pennsylvania Avenue NW, Suite 560
Washington, DC 20006

Re: IBEX LIMITED
Draft Registration Statement on Form F-1
Submitted December 20, 2019
CIK: 0001720420

Dear Mr. Dechant:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed December 20, 2019

Capitalization, page 54

1. Your disclosure indicates that your pro forma as adjusted basis gives effect to the sale of your common shares and the application of $ of the net proceeds therefrom. Please clarify how the proceeds are being applied in your presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 62

2. Please further clarify your disclosure to describe the impact the Velocity client segment has had on your operating results for the periods presented and why you separately disclose revenues from this client segment. We note your disclosure that the growth with

these clients is a key driver in the increase in your revenue from non-voice channels. Clarify how revenue from non-voice channels has impacted your operating results for the periods presented. Further, tell us how you considered providing disclosure of revenue earned from each of your other client industries with a discussion of the economic and other conditions that impact each of these industries.

Results of Operations
Consolidated Statement of Comprehensive Income
Fiscal Year Ended June 30, 2018 and 2019, page 79

3.   Please disclose the factors that resulted in the increase in net income from discontinued operations for the year ended June 30, 2019 as compared to June 30, 2018.

Internal Controls over Financial Reporting, page 88

4.   Please further clarify the nature of the material weaknesses related to the revenue recognition at one of your subsidiaries and the estimate of renewable revenue for Etelequote Limited. Clarify the dollar amount of any misstatements that resulted from any of your material weaknesses identified and the periods that were impacted.

Business, page 90

5.   You disclose that you are "a leading provider of technology-enabled customer interaction solutions for enterprise clients." Please disclose the basis for this statement and what measures you are using, such as revenues, market share or some other standard. In this regard, we note your disclosure on page 124 that "[t]he customer acquisition and customer management segments in which we compete are highly fragmented with the largest 10 providers for call center and BPO services representing a total of approximately 30% of the market."

Compensation of Executive Officers and Directors, page 137

6.   Please disclose the amount of compensation paid to your officers and directors for the most recently completed fiscal year on either an individual or aggregate basis, as applicable, pursuant to Part I, Item 6(B)(1) of Form 20-F.

Shareholder Suits, page 159

7.   We note that your exclusive forum provision identifies the Southern District of New York as the exclusive forum for certain litigation, including private actions under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your

prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Consolidated Financial Statements

Notes to Financial Statements

3.9 Adoption of IFRS 15 Revenue from Contracts with Customers

Customer Management, page F-26

8. Your disclosure states that as a result of the adoption of IFRS 15, IBEX Global Limited was impacted by the deferral of training revenues. As the revenues generated from training did not qualify to be treated as a performance obligation, the requirement was to defer those revenues over the life of the agreement. However, we note that your revenue recognition policy prior to the adoption of IFRS 15 as previously disclosed on page F-20 of your Form F-1/A filed on 3/28/18 also indicated that revenues for the initial training that occurs upon commencement of a new client contract are deferred and recognized on a straight-line basis over the life of the client contract. Please clarify your disclosure to more specifically describe the changes with respect to training revenue upon the adoption of IFRS 15

19.5 Restricted Stock Award Program, page F-68

9. Your disclosure on page F-69 indicates that you issued 2,373,374 restricted shares. However, your disclosure on page F-70 indicates that you issued 2,373,374 options. Please revise or advise. Please also disclose the fair value of your common shares used in the determination of the fair value of options or restricted shares granted in the year ended June 30, 2019. Clarify the factors that contributed to any significant differences in this fair value and the $14.00 per share fair value used in the determination of the fair value of your options granted in the year ended June 30, 2018.

10. Please disclose the unrecognized compensation expense associated with your current plans as of June 30, 2019, and the period over which it will be recognized.

25.3 Revenue from contracts with customers, page F-85

11. Tell us how you considered disclosing the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the reporting period and when you expect to recognize this amount as revenue, as required by paragraph 120 of IFRS 15.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology